EXHIBIT 99.1

FreeSeas Reports Fourth Quarter and Year End 2010 Financial Results

PIRAEUS, Greece, March 4, 2011 (GLOBE NEWSWIRE) --

Highlights

  Reported adjusted net income of $5.7 million or $0.90 basic and diluted earnings per share for the full year of 2010. Including various non-recurring items, the Company reported a net loss of $21.8 million or $3.46 basic and diluted loss per share for the full year of 2010. A table reconciling adjusted net income to net income can be found in footnote (1) to this release.
  Reported adjusted EBITDA of $26.8 million for the full year of 2010. A table reconciling adjusted EBITDA to net income can be found in footnote (2) to this release.
  Generated $20.8 million in cash from operations for the full year of 2010.
  Reported adjusted net income of $9,000 or $0.00 basic and diluted earnings per share for the fourth quarter of 2010. Including various non-recurring items such as a non-cash vessel impairment charge, the Company reported a net loss of $17.0 million or $2.69 basic and diluted loss per share for the last quarter of 2010. A table reconciling adjusted net income to net income can be found in footnote (1) to this release.
  Reported adjusted EBITDA of $5.0 million for the fourth quarter of 2010. A table reconciling adjusted EBITDA to net income can be found in footnote (2) to this release.
  Reported net debt of $110.4 million at December 31, 2010, reflecting a net debt to capital ratio of 44%.

FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEZ) ("FreeSeas" or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, announced today financial results for its fourth quarter and year ended December 31, 2010. All per-share amounts have been adjusted to reflect the Company's 1-for-5 reverse stock split effective October 1, 2010.

Comments from Management

Mr. Ion Varouxakis, Chairman and CEO, stated, "We are pleased to report solid operating results for the fourth quarter of 2010 and for the year ended in December 31, 2010, which included significant deleveraging for the Company along with strong cash generation. 2010 was the beginning of our fleet renewal process with the ordering of two high-specification newbuilding Handysize vessels expected to be delivered in the second and third quarters of 2012. The financing of these vessels has already been arranged on favorable terms, subject to customary loan documentation for up to an amount of $32.4 million. As such, we expect to replace some of our older tonnage with our newbuildings, making timely sales depending on market conditions. We believe that this strategy will allow the Company to take advantage of pricing arbitrage opportunities in our sector between second-hand and newbuilding vessels, a trend that has persisted so far throughout the volatility of chartering rates. We believe that the strong demand for commodities, which is evidenced from stable or increasing prices among iron ore, coal, steel, and grain coupled with increased ton-mile demand from pockets of strong growth such as US Gulf, South America and India will improve vessels utilization and substantially increase rates. We feel that we are well positioned to take advantage of the current volatile dry bulk market."

Discussion on Recent Market Conditions

Mr. Varouxakis continued, "While the fourth quarter of the year saw weakened rates in the dry bulk sector due to an unprecedented combination of floods in Australian leading to the closure of most exporting ports there, a strong dollar caused by Eurozone weakness, temporary subdued demand from China, and the stalling of iron ore exports out of India due to local regulatory issues, we saw throughout the year overall healthy rates for Handysize and Handymax vessels. We expect to see continued volatility in rates throughout the coming year and, using our spot strategy, expect to take advantage of seasonal peaks such as, for example, the grain season in the spring which is expected to lead to increased demand for our vessels. In the last couple of years, Handysize vessels have been outperforming other asset classes during most periods of rate weakness, a trend we expect to continue."

Comments on Deleveraging and Cash Generation

Mr. Alexandros Mylonas, CFO, added, "FreeSeas generated $20.8 million of cash from operations during 2010, which was partially used to fund its growth plans and reduce the Company's debt position. We are proceeding with our deleveraging strategy and this is evidenced by our net debt, which has been reduced from $128.4 million at December 31, 2009 to $110.4 million at December 31, 2010. Additionally, we very closely monitor our cost base and vessels maintenance in order to produce above average fleet utilization and consistently low operating and general and administrative expenses. We continue to maintain low daily operating expenses on our Handysize fleet, in addition to maintaining the lowest daily general and administrative expenses in the industry. This provides FreeSeas with flexibility in our operations, which we have taken advantage of during these volatile market conditions."

Fourth Quarter 2010 Financial Review

  Operating revenues for the fourth quarter of 2010 were $11.7 million, as compared to $14.5 million reported during the same period of the prior year. The decrease is primarily due to the lower rates earned during the period along with lower number of operating days driven by the sale of M/V Free Destiny in August 2010.

  Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, for the fourth quarter of 2010 were $3.9 million as compared to $5.5 million for the same period of the prior year, and $4.6 million sequentially from the third quarter of 2010. The decrease was primarily due to the intensification of the vessel operating cost cutting initiatives in the fourth quarter of 2010 and the ownership of 9 vessels versus 10 during the same period of the prior year.

  Vessel impairment loss of $17.2 million during the period from the potential sale of M/V Free Impala.

  Net loss for the period of $17.0 million, or $2.69 per share based on 6.3 million basic and diluted weighted average number of shares, as compared to a net loss of $363,000, or $0.06 per share based on 6.2 million basic and diluted weighted average number of shares, for the fourth quarter of 2009.

  Adjusted net income, which excludes (1) vessel impairment loss of $17.1 million, (2) provision and write-offs of insurance claims and bad debts of $40,000, (3) stock-based compensation of $141,000 and (5) unrealized swap gains of $228,000, for the fourth quarter of 2010 was $9,000, or $0.00 diluted earnings per share, as compared to $89,000, or $0.01 diluted earnings per share, for the fourth quarter of 2009. A table reconciling adjusted net income to net income can be found in footnote (1) to this release.

  Adjusted EBITDA for the quarter was $5.0 million compared to $5.7 million in the prior year's quarter. A table reconciling adjusted EBITDA to net income can be found in footnote (2) to this release.

2010 Financial Review

  Operating revenues for 2010 were $57.7 million, a slight increase compared to $57.5 million in the prior year. The slight increase is attributable to the increase of the average number of vessels in our fleet from 9.35 for the year ended December 31, 2009 to 9.65 for the year ended December 31, 2010, which was partially offset by the lower average daily TCE rate of $15,742 in the year ended December 31, 2010 compared to an average daily TCE rate of $16,105 in the year ended December 31, 2009.

  Vessel operating expenses totaled $18.6 million for 2010, as compared to $17.8 million for the comparable period of the prior year. The slight increase which is translated to daily operating expenses of $5,282 in 2010 versus $5,218 in 2009 is mainly attributed to the higher operating expenses incurred during vessels dry-dockings which amounted to four in 2010 compared to three in 2009.

  Vessel impairment loss of $26.6 million reflecting the impairment loss of $17.2 million and $9.4 million from the potential sale of M/V Free Impala and M/V Free Hero.

  Net loss for 2010 of $21.8 million, or $3.46 loss per share based on 6.3 million basic and diluted weighted average number of shares outstanding, as compared to net income of $6.9 million, or $1.35 basic and diluted earnings per share based on 5.1 million diluted shares outstanding, for the year ended December 31, 2009.

  Adjusted net income, which excludes (1) vessel impairment loss of $26.6 million for the M/V Free Hero and M/V Free Impala, (2) provision and write-offs of insurance claims and bad debts of $1.3 million, (3) stock-based compensation of $559,000, (4) gain on sale of M/V Free Destiny of $0.8 million and (5) unrealized swap gains of $129,000, for 2010 was $5.7 million, or $0.90 basic and diluted earnings per share, as compared to $6.9 million, or $1.36 basic and diluted earnings per share, for the year ended December 31, 2009. A table reconciling adjusted net income to net income can be found in footnote (1) to this release.

  Adjusted EBITDA for 2010 amounted to $27.0 million, compared to $30.3 million in the prior year. A table reconciling adjusted EBITDA to net income can be found in footnote (2) to this release.

Balance Sheet and Debt Repayment Information

As of December 31, 2010, FreeSeas' cash and cash equivalents and restricted cash were $10.1 million and stockholders' equity was $123.2 million, compared to $9.6 million and $144.5 million, respectively, at December 31, 2009. The Company's principal repayments total $23.0 million for 2011 (including $8.8 million expected prepayment from the sale of M/V Free Hero).

The following table describes FreeSeas' annual debt repayment obligations for 2011 through 2016:

Year	Amount	Upcoming Obligations by Quarter
	(in 000s)		(in 000s)
2011	$23,022	Q1 2011*	$3,588
2012**	$32,207	Q2 2011	$3,588
2013	$12,798	Q3 2011***	$12,347
2014	$12,798	Q4 2011	$3,499
2015	$17,359		$23,022
2016	$22,275
Total	$120,459

* FreeSeas has already paid $2 million in principal as of March 1, 2010.
** Includes a balloon payment of $17.6 million due in November 2012, which FreeSeas currently intends to refinance, although there can be no assurances that it will be able to do so.
*** Includes $8.8 million expected prepayment from the sale of M/V Free Hero.

Fleet Employment (as of March 4, 2011)

Vessel Name	Type	Built	Dwt	Employment
M/V Free Lady	Handymax	2003	50.246	About 3 - 5 months time charter at $14,000 per day for the first 120 days and $15,500 for the balance period through March/May 2011
M/V Free Jupiter	Handymax	2002	47.777	About 65 day time charter trip at $6,750 per day and $13,000 for any day in excess of 80 days through April/May 2011
M/V Free Knight	Handysize	1998	24.111	80 day time charter trip at $10,000 per day through May 2011
M/V Free Maverick	Handysize	1998	23.994	About 62 day time charter trip at $9,100 per day through May 2011
M/V Free Impala	Handysize	1997	24.111	20-30 day time charter trip at $10,200 per day through March 2011
M/V Free Neptune	Handysize	1996	30.838	4-6 months time charter at $14,000 per day for the first 115 days and $15,250 thereafter, through April/July 2011
M/V Free Hero	Handysize	1995	24.318	15-20 day time charter trip at $8,750 per day through March 2011
M/V Free Goddess	Handysize	1995	22.051	25 day time charter trip at $12,500 per day through April 2011
M/V Free Envoy	Handysize	1984	26.318	35-40 day time charter trip at $8,250 per day through March/April 2011

Conference Call with Accompanying Slide Presentation

The Company will discuss these results in a conference call later this morning at 9:00 a.m. ET.

The dial-in numbers are:
(866) 861-6730 (US)
(702) 643-2970 (INTERNATIONAL)

The conference call will also be broadcast live via the "Investor Relations" section of FreeSeas' website at www.freeseas.gr or interested parties can click on the following link: http://www.investorcalendar.com/IC/CEPage.asp?ID=163535.

The Company will also have an accompanying slide presentation available approximately 30 minutes prior to the conference call. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. If you are unable to participate in the live call, the conference call will be archived.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects,'' "intends,'' "plans,'' "believes,'' "anticipates,'' "hopes,'' "estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

FREESEAS INC.
PERFORMANCE INDICATORS
(All amounts in tables in thousands of United States dollars, except for fleet data )

	Three Months Ended		Year Ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Adjusted EBITDA (2)	$ 4,957	$ 5,747	$ 26,834	$ 30,337
Fleet Data:
Average number of vessels (3)	9.00	10.00	9.65	9.35
Ownership days (4)	828	920	3,523	3,414
Available days (5)	826	908	3,430	3,373
Operating days (6)	820	866	3,329	3,294
Fleet utilization (7)	99.3%	95.4%	97.1%	97.7%
Average daily results:
Average TCE rate (8)	$ 13,141	$ 15,320	$ 15,742	$ 16,105
Vessel operating expenses (9)	$ 4,760	$ 6,029	$ 5,282	$ 5,218
Management fees (10)	$ 562	$ 611	$ 561	$ 549
General and administrative expenses (11)	$ 1,388	$ 1,267	$ 1,117	$ 1,073
Total vessel operating expenses (12)	$ 5,322	$ 6,640	$ 5,843	$ 5,767

(1) Adjusted net income reconciliation to net income:
Adjusted Net Income. We consider adjusted net income to represent net earnings before stock based compensation expense, unrealized (gain)/loss on derivative instruments, vessel impairment loss, (gain) or loss on sale of vessel, write off of deferred financing fees and provision and write-offs of insurance claims and bad debts. Adjusted Net Income is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted Net Income may not be comparable to that reported by other companies. Adjusted Net Income is included herein because it is an alternative measure of our performance.

	Three Months Ended		Year Ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Net income (loss)	$ (17,006)	$ (363)	$ (21,821)	$ 6,859
Stock-based compensation expense	141	485	559	494
Unrealized swap (gains)/losses	(228)	(144)	(129)	(560)
Vessel impairment loss	17,062	--	26,631	--
(Gain) on sale of vessel	--	--	(807)	--
Write off of deferred financing fees	--	111	--	111
Provision and write-offs of insurance claims and bad debts	40	--	1,250	--
Adjusted Net Income	$ 9	$ 89	$ 5,683	$ 6,904

(2) Adjusted EBITDA reconciliation to net income:
Adjusted EBITDA. We consider Adjusted EBITDA to represent net earnings before taxes, depreciation and amortization, amortization of deferred revenue, back log asset, stock based compensation expense, vessel impairment loss, (gain)/loss on derivative instruments, interest and finance cost net, (gain) or loss on sale of vessel and provision and write-offs of insurance claims and bad debts. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our performance.

	Three Months Ended		Year Ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Net income (loss)	$ (17,006)	$ (363)	$ (21,821)	$ 6,859
Depreciation and amortization	3,938	4,551	17,253	17,748
Amortization of deferred revenue	(262)	(260)	(1,034)	(81)
Back log asset	--	--	--	907
Stock-based compensation expense	141	485	559	494
Vessel impairment loss	17,062	--	26,631	--
(Gain)/loss on derivative instruments	(76)	106	465	111
Interest and finance cost, net	1,120	1,228	4,338	4,299
(Gain) on sale of vessel	--	--	(807)	--
Provision and write-offs of insurance claims and bad debts	40	--	1,250	--
Adjusted EBITDA	$ 4,957	$ 5,747	$ 26,834	$ 30,337

(3) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(4) Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
(5) Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.
(6) Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(7) We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.
(8) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended		Year Ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Operating revenues	$ 11,719	$ 14,533	$ 57,650	$ 57,533
Voyage expenses and commissions	(943)	(1,266)	(5,244)	(4,483)
Net operating revenues	10,776	13,267	52,406	53,050
Operating days	820	866	3,329	3,294
Time charter equivalent daily rate	$ 13,141	$ 15,320	$ 15,742	$ 16,105

(9) Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Three Months Ended		Year Ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Vessel operating expenses	$ 3,941	$ 5,547	$ 18,607	$ 17,813
Ownership days	828	920	3,523	3,414
Daily vessel operating expense	$ 4,760	$ 6,029	$ 5,282	$ 5,218

(10) Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.
(11) Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation expense) by ownership days for the relevant period.
(12) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of total vessel operating expense and total management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

FREESEAS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2010 AND DECEMBER 31, 2009
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	For three months ended	For three months ended	For year ended	For year ended
	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-09
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
OPERATING REVENUES	$ 11,719	$ 14,533	$ 57,650	$ 57,533

OPERATING EXPENSES:
Voyage expenses	(249)	(457)	(1,887)	(1,394)
Commissions	(694)	(809)	(3,357)	(3,089)
Vessel operating expenses	(3,941)	(5,547)	(18,607)	(17,813)
Depreciation expense	(3,515)	(4,010)	(15,365)	(16,006)
Amortization of deferred charges	(423)	(541)	(1,888)	(1,742)
Management and other fees to a related party	(465)	(562)	(1,978)	(1,874)
General and administrative expenses	(1,290)	(1,651)	(4,494)	(4,156)
Provision and write-offs of insurance claims and bad debts	(40)	--	(1,250)	--
Gain on sale of vessel	--	--	807	--
Vessel impairment loss	(17,062)	--	(26,631)	--
Income (loss) from operations	$ (15,960)	$ 956	$ (17,000)	$ 11,459

OTHER INCOME (EXPENSE):
Interest and finance costs	$ (1,121)	$ (1,229)	$ (4,375)	$ (4,323)
Gain/(loss) on derivative instruments	76	(106)	(465)	(111)
Interest income	1	1	37	24
Other	(2)	15	(18)	(190)
Other (expense)	$ (1,046)	$ (1,319)	$ (4,821)	$ (4,600)

Net income / (loss)	$ (17,006)	$ (363)	$ (21,821)	$ 6,859

Basic earnings/(loss) per share	$ (2.69)	$ (0.06)	$ (3.46)	$ 1.35
Diluted earnings/(loss) per share	(2.69)	(0.06)	(3.46)	1.35
Basic weighted average number of shares	6,313,931	6,243,268	6,313,606	5,092,772
Diluted weighted average number of shares	6,313,931	6,243,268	6,313,606	5,092,772

FREESEAS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
FOR THE PERIODS ENDED DECEMBER 31, 2010 AND DECEMBER 31, 2009
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	December 31, 2010	December, 31 2009
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 3,694	6,341
Restricted cash	5,255	1,750
Trade receivables, net	2,157	2,011
Insurance claims	133	9,240
Due from related party	1,285	1,410
Inventories	1,171	601
Prepayments and other	390	772
Vessel held for sale	13,606	--
Total current assets	$ 27,691	22,125

Advances for vessels under construction	5,665
Vessels, net	213,691	270,701
Deferred charges, net	2,812	2,995
Restricted cash	1,125	1,500
Total non-current assets	$ 223,293	275,196

Total Assets	$ 250,984	297,321

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Account payable	$ 4,323	10,746
Accrued liabilities	1,227	1,310
Unearned revenue	430	416
Due to related party	98	18
Derivative financial instruments - current portion	583	566
Deferred revenue-current portion	136	1,032
Bank loans - current portion	23,022	15,400
Total current liabilities	$ 29,819	29,488

Derivative financial instruments - net of current portion	538	684
Deferred revenue-net of current portion	--	138
Bank loans - net of current portion	97,437	122,559
Total long - term liabilities	$ 97,975	123,381

Commitments and Contingencies
SHAREHOLDERS' EQUITY:
Common stock	6	6
Additional paid-in capital	127,634	127,075
Retained earnings	(4,450)	17,371
Total shareholders' equity	123,190	144,452
Total Liabilities and Shareholders' Equity	$ 250,984	297,321
CONTACT: At the Company
         FreeSeas Inc.
         Alexandros Mylonas, Chief Financial Officer
         011-30-210-45-28-770
         Fax: 011-30-210-429-10-10
         info@freeseas.gr
         www.freeseas.gr

         Investor Relations
         The Equity Group
         Adam Prior, Vice President
         212-836-9606
         aprior@equityny.com
         www.theequitygroup.com